EXHIBIT 4.2
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                 FIRST MODIFICATION AND REAFFIRMATION AGREEMENT
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         THIS AGREEMENT, dated as December 30, 2003, by and between BIRMINGHAM
UTILITIES, INC. (the "Borrower"), a Connecticut corporation, having its chief executive office at 230 Beaver Street, Ansonia, Connecticut, BIRMINGHAM H20 SERVICES, INC. (the "Guarantor") a Connecticut corporation having its chief executive office at 230 Beaver Street, Ansonia, Connecticut and CITIZENS BANK OF CONNECTICUT, a Connecticut stock savings bank with a place of business at 209 Church Street, New Haven, Connecticut (the "Bank").

                              W I T N E S S E T H :

         WHEREAS, the Borrower executed a Commercial Revolving Promissory Note dated November 20, 2002 in the original principal amount of $5,000,000.00 (the "Note") pursuant to a Commercial Loan Agreement of even date therewith (the "Loan Agreement") in connection with a $5,000,000.00 revolving loan facility (the "Revolving Loan"); and

         WHEREAS, in connection with the Revolving Loan, Borrower executed and delivered various other documents, instruments and/or indemnities to Bank (including without limitation, the Note, the Loan Agreement hereinafter collectively, the "Loan Documents"); and

         WHEREAS, the Borrower has requested and the Bank has agreed to modify and extend the Revolving Loan and to increase the Revolving Loan to the maximum principal sum of Seven Million and 00/100 Dollars ($7,000,000.00) (as so modified, extended and increased, the "Increased Revolving Loan"); and

         WHEREAS, the Bank has agreed to make the Increased Revolving Loan and to modify the Loan Documents in certain respects, on the condition that (a) the Borrower execute and deliver a Commercial Revolving Promissory Note in the amount of $7,000,000.00 (the "Increased Note") to evidence the Increased Revolving Loan, and (b) that the Borrower modify and reaffirm the Loan Agreement, and (c) all separately incorporated subsidiaries and affiliates of Borrower unconditionally, jointly and severally guaranty of the payment and performance of Borrower under the Increased Note by the delivery of a Guaranty (the "Guaranty"), and (d) on the other conditions set forth below; and

         WHEREAS, Guarantor is the only separately incorporated subsidiary or affiliate of Borrower; and

         WHEREAS, Guarantor acknowledges and agrees that it will receive direct and indirect benefit from the Increased Revolving Loan;

                  NOW, THEREFORE, in consideration of the Increased Revolving Loan and mutual promises and covenants contained herein, the parties hereto agree as follows:

I.       MODIFICATION OF LOAN AGREEMENT
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                  The Loan Agreement is amended in the following respects:

         A.       PARAGRAPH 1.1, AMOUNT IS AMENDED TO READ AS FOLLOWS:
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                  "1.1 - Amount. Upon the terms and conditions set forth in this
         Agreement, the Bank agrees to lend to Borrower, from time to time, up to the sum of SEVEN MILLION AND 00/100 DOLLARS ($7,000,000.00) (the "Revolving Loan Amount"). The Revolving Loan Amount shall consist of the following:

                  A. Direct advances for capital expenditures and for working capital, including advances for Acquisitions as defined in subparagraph B, below, equal to the sum of $7,000,000.00 less the face amount of any outstanding Letters of Credit (as hereinafter defined) (the "Working Capital Advances"); and

                  B. Acquisition financing in connection with Borrower's acquisition of various water companies including Eastern Connecticut Regional Water Company and five (5) separate regulated water companies located in the State of New York (collectively the "Acquired Companies") not be exceed $5,000,000.00 in the aggregate
         ("Acquisitions"); and

                  C. One or more Commercial Stand-By Letters of Credit for the benefit of such persons as Borrower shall designate (each a "Letter of Credit") up to the aggregate outstanding face amount of Three Hundred Thousand and 00/100 ($300,000.00).

                     In no event will the outstanding aggregate of the Working Capital Advances including Acquisitions and the face amount of all outstanding Letters of Credit exceed $7,000,000.00."

         B.       PARAGRAPH 1.3, USE OF REVOLVING LOAN, IS AMENDED AS FOLLOWS:

                  "1.3 - Use of Revolving Loan. The Loan will be used to pay off existing Bank indebtedness, to provide for Working Capital Advances, Acquisitions and Letters of Credit.
          No portion of the Loan will be used for the purpose of purchasing or carrying any "margin security" or "margin stock" as such terms are used in Regulations U and X of the Board of Governors of the Federal Reserve System, 12 C.F.R. Parts 221 and 224."

         C. PARAGRAPH 1.4, PAYMENT AND INTEREST RATE OPTIONS, IS AMENDED IN THE FOLLOWING RESPECTS:

                  1. Paragraph 1.4, subparagraphs (A), (B) and (C) are amended and new subparagraphs (D), (E) and (F) are added as follows:

         "(A) Payment. The Borrower shall pay interest on the outstanding unpaid principal amount of the Advances made by the Bank from the date of any Advance until payment in full, payable monthly in arrears commencing December 1, 2003 and thereafter on the same day of each calendar month during the term of the Revolving Loan. Unless Borrower elects the LIBOR Standard Rate, or the Prime Rate, each as described below, Borrower shall pay interest on each Advance at a rate at all times equal to the Bank's LIBOR Advantage Rate in effect from time to time (the "Interest Rate").

         (B) Prime Rate. At Borrower's election, Borrower may pay interest on each Advance (a "Prime Rate Advance") at a rate at all times equal to the Bank's designated Prime Rate in effect from time to time, minus 0.75%. The interest rate payable on all Prime Rate Advances
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shall be adjusted simultaneously with any change in the Prime Rate so that interest on the outstanding principal balance shall remain at all times equal to the Bank's Prime Rate.

         The Bank's Prime Rate means the annual rate of interest publicly announced by Bank or its successors as its prime rate, as such rate changes on a daily basis. The Prime Rate is a rate used by the Bank from time to time in setting interest rates on loans. It is not necessarily the lowest or best rate at which the Bank loans money.

         (C) LIBOR Option. Subject to the provisions of this Section, the Borrower shall have the right to have the interest on all or any portion of the outstanding principal amount of the Revovling Loan based on a LIBOR Standard Rate plus one percent (1%), or a LI BOR Advantage Rate plus one percent (1%), as each such Rate is hereinafter defined; provided, unless the Borrower elects the Prime Rate as provided above or LIBOR Standard Rate, all Advances shall bear interest at the LIBOR Advantage Rate.

         (D) LIBOR Standard Rate Option.

         (i) Certain Definitions.

         As used herein, the following terms have the following respective meanings:

         Banking Day: a day on which dealings may be effected in deposits of U.S. dollars in the London interbank foreign currency deposits market and on which banks may conduct business in London, England and New London, Connecticut.

         Board: the Board of Governors of the Federal Reserve System of the United States.

         Legal Requirement: any requirement imposed upon the Bank by any law of the United States of America or the United Kingdom or by any regulation, order, interpretation, ruling or official directive (whether or not having the force of law) of the Board, the Bank of England or any other board, central bank or governmental or administrative agency, institution or authority of the United States of America, the United Kingdom or any political subdivision of either thereof.

         LIBOR Standard Option: the option granted pursuant to this Section have the interest on all or any portion of the principal amount of the Loan based on a LIBOR Rate plus one percent (1%).

         LIBOR Period: for each LIBOR Request, that period, selected as provided below in this Section, of one, two, three or six calendar months; provided, however, that upon expiration of the LIBOR Period when any balance is outstanding hereunder, and unless and until the Bank is notified otherwise in writing, then all Advances shall automatically be or become a Prime Rate Advance, provided, further, that no LIBOR Period with respect to any LIBOR Portion of the Loan shall extend beyond the Revolving Loan Maturity Date. At the commencement of the initial LIBOR Period, the Bank shall notify the Borrower of the termination day of such LIBOR Period. Each determination by the Bank of any LIBOR Period shall, in the absence of manifest error, be conclusive, and, at the Borrower's request, the Bank shall demonstrate the basis for such determination. For each LIBOR Period, interest only shall be due and payable on the first day of each month with subsequent payments due and payable on the corresponding day of the succeeding months, provided, however, that all principal, interest and costs shall be finally due and payable, no later than the Revolving Loan Maturity Date.
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         LIBOR Portion: that portion of the Loan specified in a LIBOR Request
(including any portion of the Loan which is being borrowed by the Borrower concurrently with such LIBOR Request) which, in the aggregate, does not exceed the outstanding balance of Seven Million and 00/100 Dollars ($7,000,000.00) at any one time, provided that the Borrower shall not have more than 5 LIBOR Standard Options outstanding at any one time. No LIBOR Portion shall be in an amount less than One Hundred Thousand Dollars ($100,000.00).

         LIBOR Premium: The Borrower agrees that it shall not refinance the LIBOR Portion during the LIBOR Period, including during any renewal hereunder. Notwithstanding such agreement not to refinance, should the Borrower refinance the LIBOR Standard Rate Portion at a more favorable interest rate, the Borrower agrees to pay the Bank a premium in the amount of One Thousand Dollars ($1,000.00). For purposes hereunder, a "refinance" means any unscheduled payment of principal amounts of the LIBOR Portion.

         LIBOR Rate: with respect to any LIBOR Portion for the related LIBOR Period, an interest rate per annum, adjusted at the end of LIBOR Period (rounded upwards, if necessary, to the next higher 1/16 of 1%) equal to the product of
(a) the Base LIBOR Rate (as hereinafter defined) and (b) Statutory Reserves, plus (c) one percent (1%). For purposes of this definition, the term "Base LIBOR Rate" shall mean the rate (rounded upwards, if necessary, to the next higher 1/16 of 1%) that is the offered rate at which deposits are being quoted to prime banks in the London interbank market at 11:00 A.M., London time, for U.S. dollar deposits that are approximately equal in principal amount to the LIBOR Portion and for a maturity equal to the applicable LIBOR Period, as published by the British Bankers Association, or equivalent organization. Interest shall be calculated on the amount of the LIBOR Portion from the date of the LIBOR Request and charged on the basis of actual days elapsed over a 360 day year. The interest rate shall be based on the LIBOR Standard Rate prevailing on a Banking Day, and for those days which are not the Banking Days, the interest rate shall be based on that LIBOR Standard Rate in effect at the close of business on the next preceding Banking Day, as determined by the Bank. Each determination by the Bank of any LIBOR Standard Rate shall, in the absence of manifest error, be conclusive, and, at the Borrower's request, the Bank shall demonstrate the basis for such determination.

         LIBOR Standard Request: notice in writing (or by telephonic communication confirmed by telex, telecopy or other facsimile transmission on the same day as the telephone request from the Borrower to the Bank, no later than 11:00 a.m. (Eastern Time)) on the first day of the LIBOR Period requesting that interest on a LIBOR Portion be based on the LIBOR Rate, specifying: (i) the first day of the LIBOR Period, (ii) the length of the LIBOR Period consistent with the definition of that term, and (iii) a dollar amount of the LIBOR Portion consistent with the definition of that term. In addition, requests for advances subsequent to the initial advance shall be in writing (or by telephonic communication confirmed by telex, telecopy or other facsimile transmission on the same day as the telephone request no later than 11:00 a.m. Eastern Time) requesting an advance by specifying a dollar amount of the LIBOR Portion, consistent with the definition of that term. The Bank may deliver any Advances by direct deposit to any deposit account of the Borrower with Bank or otherwise as directed in writing by the Borrower. All such Advances shall represent binding obligations of the Borrower. All LIBOR Requests must be made on a Banking Day.

         Statutory Reserves: a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including, without limitation, any marginal, special, emergency or supplemental reserves), expressed as a decimal, established by the Board and any other banking authority to which any lender is subject for Eurocurrency Liabilities (as defined in Regulation D of
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the Board). Such reserve percentages may include, without limitation, those imposed under such Regulation D. LIBOR Portions of the Loan may be deemed to constitute Eurocurrency Liabilities and as such may be deemed to be subject to such reserve requirements without benefit of or credit for proration, exceptions or offsets which may be available from time to time to the Bank under such Regulation D. Statutory Reserves shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

         Tax: in relation to any LIBOR Portion and the applicable LIBOR Rate, any tax, levy, impost, duty, deduction, withholding or other charges of whatever nature as may be required by any Legal Requirement (i) to be paid by the Bank and/or (ii) to be withheld or deducted from any payment otherwise as may be required hereby to be made by the Borrower to the Bank, provided that the term "Tax" shall not include any taxes imposed upon the net income of any lender by the United States of America or any political subdivision thereof.

         (ii) Assumptions Concerning Funding of LIBOR Loans.

         The calculation of all amounts payable to the Bank under this Section shall be made as though the Bank actually funded the LIBOR Portion through the purchase of a deposit in the London interbank market bearing interest at the LIBOR Rate in an amount equal to the LIBOR Portion and having a maturity comparable to the LIBOR Period and through the transfer of such deposit from an offshore office of the Bank to a domestic office of the Bank in the United States of America; provided, however, that the Bank may fund its LIBOR Portion in any manner it sees fit and the foregoing assumption shall be utilized solely for the calculation of amounts payable hereunder.

         (iii) Conditions for Basing Interest on the LIBOR Standard Rate.

         The Bank will base the interest rate for each LIBOR Request on the LIBOR Standard Rate upon the condition that:

         (a) The Bank shall have received a LIBOR Request from the Borrower the first day of the LIBOR Period requested consistent with the requirements for a LIBOR Request;

         (b) There shall have occurred no change in applicable Legal Requirements which would make it unlawful for any lender to obtain deposits of U.S. dollars in the London interbank foreign currency deposits market or to utilize the LIBOR as an index for calculating interest rates;

         (c) As of the date of the LIBOR Request and the first day of the LIBOR Period, there shall exist, of any kind, no Default or Event of Default; and

         (d) The Bank shall not have determined in good faith that it is unable to determine the LIBOR Rate in respect of the requested LIBOR Period or that the Bank is unable to obtain deposits of U.S. dollars in the London interbank foreign currency deposits market in the applicable amounts and for the requested LIBOR Period.

         (iv) Indemnification for Funding and Other Losses.

         Each LIBOR Standard Rate Request shall be irrevocable and binding on the Borrower for the LIBOR Period, including any automatic rollover or renewal as provided for herein. Without limiting the generality of this subsection, the Borrower hereby agrees to indemnify the Bank against

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any loss or expense incurred by the Bank as a result of any failure on the part of the Borrower to fulfill, on the date specified in any LIBOR Standard Rate Request, the applicable conditions set forth in this Agreement.

         (E) LIBOR Advantage Rate Option.

         (i) Certain Definitions. As used in this Section 1.4 (D) with respect to LIBOR Advantage Rate Advances, the following definitions apply:

         "Business Day" means any day which is neither a Saturday or Sunday nor a legal holiday on which commercial banks are authorized or required to be closed in Boston.

         "Interest Period" means, as to any LIBOR Advantage Rate Advance, the period commencing as of the Start Date and ending on the numerically corresponding date one, two, three or six months later, and thereafter each one, two, three or six month period ending on the day of such month that numerically corresponds to the Start Date. If an Interest Period is to end in a month for which there is no day which numerically corresponds to the Start Date, the Interest Period will end on the last day of such month.

         "Applicable Margin" means one (1.00%) percentage point.

         "LIBOR Rate" means relative to any Interest Period, the offered rate for delivery in two London Banking Days (as defined below) of deposits of U.S. Dollars which the British Bankers' Associations fixes as its LIBOR rate and which appears on the Telerate Page 3750 as of 11:00 a.m. London time on the day on which the Interest Period commences, and for a period approximately equal to such Interest Period. If the first day of any Interest Period is not a day which is both a (i) Business Day, and (ii) a day on which US dollar deposits are transacted in the London interbank market (a "London Banking Day"), the LIBOR Rate shall be determined in reference to the next preceding day which is both a Business Day and a London Banking Day. If for any reason the LIBOR Rate is unavailable and/or the Bank is unable to determine the LIBOR Rate for any Interest Period, the LIBOR Rate shall be deemed to be equal to the Bank's Prime rate.

         "Interest Payment Date" means the 1st day of February, 2004, and thereafter the numerically corresponding date of each month. If a month does not contain a day that numerically corresponds to the date of the Interest Payment Date, the Interest Payment Date shall be the last day of such month.

         (ii) LIBOR Advantage Rate Interest. At the option of Borrower, interest on the outstanding principal amount of a LIBOR Advance shall accrue during the Interest Period applicable thereto at a rate equal to the sum of the LIBOR Advantage Rate, plus the Applicable Margin thereto, and be payable on each Interest Payment Date. The LIBOR Advantage Rate shall be the LIBOR Rate plus the Applicable Margin assuming a 30 day Interest Period. The LIBOR Advantage Rate shall be rounded upward, if necessary, to the nearest 1/16 of 1%.

         (F) Terms Applicable To All LIBOR Advances.

         (i) Change in Applicable Laws, Regulations, etc.

         If any Legal Requirement imposed after the date hereof shall make it unlawful for the Bank to fund through the purchase of U.S. dollar deposits any LIBOR Portion, or otherwise to give effect to its obligations as contemplated hereby, including utilizing the LIBOR interest rate as an index for calculation of index rates or shall impose on the Bank any costs based on or measured by the excess above a specified level of the amount of a category of deposits or other liabilities of the Bank which includes deposits by reference to which the LIBOR Rate is in part determined as provided herein or a category of extensions of credit or other assets of the Bank which includes any LIBOR Portion, or shall impose on the Bank any restrictions on the amount of such a category of liabilities or assets which the Bank may hold, (a) the Bank by written notice thereof to the Borrower may terminate the LIBOR Option, (b) any LIBOR Portion subject thereto shall immediately bear interest thereafter as a Prime Rate Advance, and (c) the Borrower shall indemnify the Bank, to fund or maintain such LIBOR Portion if and to the extent such loss, penalty or expense is caused by the Borrower. A certificate of an officer of the Bank setting forth the amount of such loss, penalty or expense, and the basis therefor shall, in the absence of manifest error, be conclusive.

         (vii)  Taxes.

         It is the understanding of the Borrower and the Bank that the Bank shall receive payments of amounts of principal and interest on the Note (including but not limited to interest with respect to the LIBOR Portions from time to time subject to a LIBOR Option) free and clear of, and without deduction for any Taxes. If (a) the Bank shall be subject to any such Tax in respect of any such LIBOR Portion or part thereof or (b) the Borrower shall be required to withhold or deduct any such Tax from any such amount, and (c) such Tax shall not have existed as of the date of the applicable LIBOR Request, the LIBOR Rate applicable to such LIBOR Portion shall be adjusted by the Bank to reflect all additional costs incurred by the Bank in connection with the payment by the Bank or the withholding by the Borrower of such Tax and the Borrower shall provide the Bank with a statement detailing the amount of any such Tax actually paid by the Borrower. Determination by the Bank of the amount of such costs shall, in the absence of manifest error, be conclusive, and at the Borrower's request, the Bank shall demonstrate the basis of such determination. If after any such adjustment, any part of any Tax paid by Bank is subsequently recovered by the Bank, the Bank shall reimburse the Borrower to the extent of the amount so recovered. A certificate of an officer of the Bank setting forth the amount of such recovery and the basis therefor shall, in the absence of manifest error, be conclusive, and at the Borrower's request, the applicable Bank shall demonstrate the basis of such determination.

         D.       PARAGRAPH 1.6, MATURITY DATE, IS AMENDED AS FOLLOWS:

         1.6 - Maturity Date. The Loan is payable in full on December 29, 2004 (the "Revolving Loan Maturity Date").

         E.       PARAGRAPH 1.8, PREPAYMENT,  IS AMENDED AS FOLLOWS:

         1.8 - Prepayment. The Borrower shall have the right to prepay the Prime Rate Advances in whole or in part without any prepayment fee, and LIBOR Standard Rate Advances only upon the payment of the LIBOR Premium together with the LIBOR Standard Rate Advance Prepayment Fee hereinafter set forth. All payments shall be applied first to late charges, costs and any reasonable attorney fees as may have been invoiced to Borrower in connection with any action taken to collect or enforce the Loan or liens granted in connection therewith (whether or not suit is commenced), then to interest and then to principal. Without limitation, any LIBOR Standard Rate Advance may be prepaid upon the terms and conditions set forth herein. The Borrower shall give the Bank, no

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later than 10:00 a.m., New York City time at least four (4) Business Days notice of any proposed prepayment of any LIBOR Standard Rate Advance, specifying the proposed date of payment of such LBIOR Standard Rate Advance, and the principal amount to be paid. Each partial prepayment of the principal amount of LIBOR Standard Rate Advance shall be in an integral multiple of $5,000.00 and accompanied by the payment of all charges outstanding on such LIBOR Standard
Rate Advance. Borrower acknowledges that prepayment or acceleration of a LIBOR Standard Rate Advance during an Interest Period shall result in the Bank incurring additional costs, expenses and/or liabilities and that it is extremely difficult and impractical to ascertain the extent of such costs, expenses and/or liabilities. Therefore, all full or partial prepayments of a LIBOR Standard Rate Advance shall be accompanied by, and the Borrower hereby promises to pay, on each date a LIBOR Rate Loan is prepapid or the date all sums payable hereunder become due and payable, by acceleration or otherwise, in addition to all other sums then owing, an amount ("LIBOR Standard Rate Advance Prepayment Fee") determined by the Bank pursuant to the following formula:

                  (a) the then current rate for United States Treasury securities (bills on a discounted basis shall be converted to a bond equivalent) with a maturity date closest to the end of the Interest Period as to which prepayment is made, subtracted from (b) the LIBOR Lending Rate plus the Applicable Margin then applicable to the LIBOR Standard Rate Advance being prepaid.

         If the result of this calculation is zero or a negative number, then there shall be no LIBOR Standard Rate Advance Prepayment Fee. If the result of this calculation is a positive number, then the resulting percentage shall be multiplied by:

                  (c) the amount of the LIBOR Standard Rate Advance being
                      prepaid.

                  The resulting amount shall be divided by:

                  (d) 360

                  and multiplied by:

                  (e) the number of days remaining in the Interest Period as to which the prepayment is being made.

         Said amount shall be reduced to present value calculated by using the referenced United States Treasury securities rate and the number of days remaining on the Interest Period for the LIBOR Standard Rate Advance being prepaid.

         The resulting amount of these calculations shall be the LIBOR Rate Loan Prepayment Fee.

         F. SECTION 1.B, LETTERS OF CREDIT, PARAGRAPH 1.9 - AMOUNT AND CALCULATION, SUBPARAGRAPH (A) IS AMENDED AS FOLLOWS:

         "B. LETTERS OF CREDIT
             -----------------

                  1.9 - Amount And Conditions.

                  (a) Upon the written request of the Borrower, the Bank will, in accordance with the terms of this Agreement issue one or more Letters of Credit (which term includes letters of credit outstanding as of the date of this Agreement for the benefit of parties named by the Borrower, for such time periods and upon such other terms and conditions as are satisfactory to Bank, including receipt by Bank of a completed Application for Letter of Credit (each a "Reimbursement Agreement") in form and substance acceptable to Bank, executed by the Borrower. Without limiting the discretion of the Bank with respect to the issuance of Letters of Credit, no Letters of Credit need be issued if:

                  (i) the request for the issuance of the Letter of Credit is made after the Revolving Loan Maturity Date; or

                  (ii) The face amount of a requested Letter of Credit, when added to the aggregate face amount of the Letters of Credit then outstanding under this Agreement upon would exceed $300,000.00; or

                  (iii) There exists an Event of Default as defined in Section 6 of this Agreement or an event shall have occurred which with the lapse of time and/or notice would become an Event of Default under Section 6;

                  (iv) The term of any Letter of Credit will terminate or expire after the Revolving Loan Maturity Date."

         G.       PARAGRAPH 5.5 - LIMITATION ON INDEBTEDNESS, IS AMENDED
                  AS FOLLOWS:

         "5.5 - Limitation of Indebtedness. Without prior written approval of Bank, create, assume, or incur, become or be liable in any manner for any indebtedness, contract or obligation for borrowed money, or issue or sell any obligations of the Borrower, excluding, however, from the operation of this covenant, (i) the Loan hereunder, (ii) all other liabilities of the Borrower to the Bank; (iii) subordinate debt to the Bank for which the creditor has executed a subordination agreement in form and substance satisfactory to Bank, (iv) mortgage bonds of 4.2 million dollars issued and outstanding under the Borrower's "Amended and Restated Mortgage Indenture dated as of August 9, 1991" (the "Mortgage Indenture"). Specifically and without limitation, Borrower shall not further mortgage or encumber its utility plant or excess land unless the proceeds of such mortgage are applied (x) to pay the Increased Revolving Loan, or (y) to refinance the Mortgage Indenture."

         H. PARAGRAPH 5.8 - FINANCIAL COVENANTS, SUBPARAGRAPH A, NET WORTH, IS AMENDED AS FOLLOWS:

                  "A. Net Worth. Borrower shall at all times maintain a Net Worth greater than $12,000,000.00; Borrower's Net Worth shall increase by not less than 80% of the Net Worth of each of the Acquired Companies, upon acquisition."

         I. THERE IS ADDED A NEW PARAGRAPH 5.9 - MAINTENANCE OF ACCOUNTS, AS FOLLOWS:

         "5.9 - Maintenance of Accounts. Borrower shall maintain its primary operating accounts at Bank throughout the term of the Revolving Loan."

         J.       SECTION 6 - DEFAULTS, CLAUSE (XI) IS AMENDED AS FOLLOWS:

         "(xi) the occurrence of any Event of Default after notice from Bank in any other loan or other agreement now existing or hereafter made between Bank, Borrower and/or any affiliate or subsidiary of Borrower, or the occurrence of any event of default under any other loan or credit facility between any other lender (including without limitation the lender or trustee of the Mortgage Indenture), Borrower and/or and affiliate or subsidiary of Borrower."


II.      GUARANTY OF REVOLVING LOAN

         A. As additional security for the Revolving Loan, Guarantor has this date delivered to Bank its unconditional, joint and several Guaranty.

         B. Borrower shall further cause the Revolving Loan to be unconditionally, jointly and severally guaranteed by each and every one of the Acquired Companies, and their respective subsidiaries, by guaranty agreements in form and substance satisfactory to the Bank, to be delivered simultaneously with acquisition of the Acquired Companies.


III.     REAFFIRMATION

                  A. Subject to the amendments and modifications set forth in this Agreement and in the other documents and instruments executed and delivered this day in connection with the Revolving Loan, (i) each Borrower and Guarantor adopts, publishes and reaffirms all of the representations, warranties and covenants (both affirmative and negative) and indemnities and waivers made by such Borrower or Guarantor, as the case may be, contained in the Loan Agreement and each of the Loan Documents, and (ii) a All of the representations and warranties set forth in the Loan Agreement and the Loan Documents are true and correct as if made on behalf of each Borrower and Guarantor on the date hereof.

                  B. Each Borrower and Guarantor represents, acknowledges and affirms that it has no claim, defense, offset or counterclaim whatsoever against Bank with respect to Borrower's $5,000,000.00 Note dated November 20, 2002 or the Increased Note, the Loan Agreement, any Loan Document, or any document evidencing or securing any Loan or the modifications made herein, and that Bank is relying on this representation in agreeing to said modifications. Each Borrower and Guarantor further acknowledges that Bank would not agree to said modifications unless each Borrower and Guarantor made the representations contained in this paragraph and elsewhere in this Agreement freely and willingly, after due consultation with its attorneys. Each Borrower and Guarantor further represents that this Agreement and all of the Loan Documents executed by it are its valid and binding obligations and enforceable in accordance with their terms. Each Borrower and Guarantor further represents that no Event of Default (as defined in the Loan Agreement or any of the Loan Documents) has occurred nor, to its knowledge, has there occurred any event or condition which, with notice or the passage of time or both would constitute an Event of Default.

                  C. In furtherance of the immediately preceding paragraph, the Borrower and Guarantors hereby release and forever discharge the Bank, its officers, agents, successors and assigns, from any and all claims, actions, causes of action, obligations and liabilities of any kind known or unknown which the Borrower or Guarantors or any of them has or may have as of the date hereof whether relating to the $5,000,000.00 Note, the Increased Note, the Loan Agreement or any Loan Document or any of the transactions contemplated hereby or consummated in connection herewith, or any negotiations in connection with any of the foregoing.

                  D. The parties agree that nothing contained herein shall in any way impair the Increased Note, the Loan Agreement or any other Loan Document, or any document evidencing or securing the Revolving Loan. The parties further agree that nothing contained herein or modified pursuant to this Agreement shall affect or be construed to release or affect the liability of any other party or parties who may now or hereafter be liable under, pursuant to, or on account of any Loan Document.

                  E. Each Borrower and Guarantor affirms its understanding of the Events of Default enumerated in Section 6 of the Loan Agreement.

                  F. Except as modified by this Agreement and by the other documents and instruments executed and delivered in connection herewith, the Loan Documents including all Exhibits and Schedules thereto shall remain unchanged and in full force and effect. Borrower shall keep and perform all of the terms and agreements contained therein.

                  G. This Agreement shall be binding upon and inure to the benefit of the parties hereto, their respective heirs, successors and assigns. This Agreement shall be construed in accordance with the laws of the State of Connecticut and may only be amended in writing.

                  H. This Agreement may be signed in one or more counterparts all of which shall constitute one document.



         IN WITNESS WHEREOF, the parties hereto have caused this First Modification and Reaffirmation Agreement to be duly executed as of the day and year first above written.


Signed, Sealed and Delivered                      BANK:
In the Presence of:
                                                  CITIZENS BANK OF CONNECTICUT

______________________                            By: /s/_____________________
                                                         Paul M. Canelli
                                                         Its Vice President
______________________

                                                  BORROWER:

                                                  BIRMINGHAM UTILITIES, INC.

                                                  By: /s/_____________________
______________________                                   John S. Tomac
                                                         Its President



                                                  GUARANTOR:

______________________                            BIRMINGHAM  H20 SERVICES, INC.


______________________                            By: /s/_____________________
                                                         John S. Tomac
                                                         Its President



STATE OF CONNECTICUT)
                    )  ss:  New Haven             December 30, 2003
COUNTY OF NEW HAVEN )


         Personally appeared Paul M. Canelli, Vice President of Citizens Bank of Connecticut, hereunto duly authorized, signer and sealer of the foregoing instrument, and acknowledged the same to be his/her free act and deed, and the free act and deed of said banking association before me.

                                          /s/_______________________________
                                          Commissioner of the Superior Court
                                          Notary Public
                                          My Commission Expires:

STATE OF CONNECTICUT)
                    )  ss: New Haven,             December 30, 2003
COUNTY OF NEW HAVEN )


         Personally appeared, John S. Tomac, President of Birmingham Utilities, Inc., a Connecticut corporation, signer and sealer of the foregoing instrument and acknowledged the same to be his free act and deed as such president and the free act and deed of said corporation, before me.

                                          /s/_______________________________
                                          Commissioner of the Superior Court
STATE OF CONNECTICUT)
                    )   ss: New Haven,            December 30, 2003
COUNTY OF NEW HAVEN )


         Personally appeared, John S. Tomac, President of Birmingham H20 Services, Inc., a Connecticut corporation, signer and sealer of the foregoing instrument and acknowledged the same to be his free act and deed as such president and the free act and deed of said corporation, before me.

                                          /s/_______________________________
                                          Commissioner of the Superior Court